File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 31, 2005

Press Release

VITRO ANNOUNCES SUCCESSFUL CLOSING OF TRADE RECEIVABLES SECURITIZATION FROM ITS SUBSIDIARY
VITRO ENVASES NORTEAMÉRICA

• It is the first trade receivables securitization issued in Mexico

Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO; BMV: VITROA) San Pedro Garza García, Nuevo León, Mexico – March 31, 2005 –Vitro, S.A. de C.V. announced that its subsidiary Vitro Envases Norteamérica, S.A. de C.V. (“VENA”), Vitro’s glass containers division, closed today the issuance of Ps. $550 million in “Certificados Bursátiles Preferentes”, placed through a trust, such “Certificados Bursátiles Preferentes” will trade on the “Bolsa Mexicana de Valores” at an interest rate of TIIE (“Tasa de Interés Interbancaria de Equilibrio”) plus 120 basis points. The trust also issued “Certificados Subordinados” for US$19 million in the United States of America. The trust was specifically formed for this securitization transaction. Interest and principal on the debt from both “Certificados” are payable from receivables to be originated by three subsidiaries of VENA. The VENA subsidiaries that will be assigning receivables to the trust are: Compañía Vidriera, S.A. de C.V. (“COVISA”), which conducts all of VENA’s glass container operations in Mexico, Industria del Álcali, S.A. de C.V. (“Álcali”) which is engaged in the manufacturing and distribution of soda ash, sodium bicarbonate, calcium chloride and salt, and Comercializadora Álcali, S. de R.L. de C.V. (“Comercializadora”) which markets Álcali products.

The demand for the preferred financial instruments resulted in a 2.9 times oversubscription, demonstrating the excellent access that VITRO has in the capital markets in Mexico and abroad. This transaction allows VENA to reduce its cost of funding, it increases liquidity and it gives access to a five year committed line of credit.

VENA will use the proceeds to finance working capital needs and the transaction will not increase the company’s debt.

“This is the first transaction of its type in the Mexican market and we are very pleased with the positive reaction of the market. The result has been a very attractive financial instrument for the market, with the highest ratings and with good interest rates. I believe that this transaction strengthens the fine perception that the market has of VITRO and of our efforts to find innovative and attractive instruments for our financing operations and for the market”, commented Fabrice Serfati, Finance Manager Vitro.

The transaction received a rating of mxAAA from Standard & Poor's and of Aaamx from Moody's.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide.

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Leticia Vargas/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1210/1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli/Alex Fudukidis Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com afudukidis@breakstoneruth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 31, 2005